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                                                                   Exhibit 99.42


(POINTS.COM LOGO)
GET MORE REWARDS, FASTER(TM)

        POINTS INTERNATIONAL LTD. SELECTS SPENCER FRANCEY PETERS (SFP) TO
                    DEVELOP NEW BRAND IDENTITY FOR POINTS.COM

TORONTO, ONTARIO - January 5th, 2004 - POINTS INTERNATIONAL LTD. (TSX: PTS), owner and operator of Points.com, the world's leading reward program management portal, is pleased to announce that Spencer Francey Peters, one of Canada's leading branding and design agencies, will develop the new corporate and brand identity for Points.com.

The agreement initiated in September 2004 will encompass a complete revamping of the Points.com corporate identity including a new logo, the creation of a unique brand character, along with the launch of the new Points.com Web site in the spring of 2005. "We are truly thrilled by the opportunity to work with Points.com because it is a really deep consumer play, and they are willing to try new things," says Peter Francey, president, Spencer Francey Peters.

"We are very excited at the opportunity to work with SFP on the re-launch of Points.com," says Grad Conn, chief marketing officer of Points.com. "Spencer Francey Peters has an outstanding reputation along with a great knowledge and understanding of the travel category."

ABOUT POINTS INTERNATIONAL LTD.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management portal. At Points.com consumers can exchange points and miles between reward programs so that they can Get More Rewards, Faster(TM). Points.com has attracted over 40 of the world's leading reward programs including Delta SkyMiles(R), eBay Anything Points, American Airlines AAdvantage(R) program, and Priority Club(R) Rewards.

ABOUT SPENCER FRANCEY PETERS

SFP is one of Canada's leading branding and design agencies. Established in 1977, the company specializes in brand strategy, naming and identity development, communications design, digital media and proprietary brand management tools. SFP is part of the Cundari Group of Companies, which includes Cundari Integrated Advertising, Cundari Health and Cundari PR. For more information, please visit www.sfpinc.com.

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SOURCE: Points International Ltd (TSX Exchange: PTS)

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THE TSX EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE
ADEQUACY OR ACCURACY OF THIS RELEASE

FOR POINTS INTERNATIONAL:

INVESTOR RELATIONS

Steve Yuzpe
Chief Financial Officer, Points International Ltd.
Direct: +1 416 596-6382
Email: steve.yuzpe@points.com

OR

Michael Wachs
CEOcast, Inc. for Points International
Michael Wachs, 212-732-4300
mwachs@ceocast.com

BUSINESS DEVELOPMENT INQUIRIES

Christopher Barnard, President, Points International Ltd.
Direct: +1 416 596-6381
Email: christopher.barnard@points.com